Resin Systems Announces Unit Offering

Calgary, Alberta, November 20, 2008:  Resin Systems Inc. ("RS"), (RS - TSX / RSSYF - OTCBB), today announced that it intends to sell by way of private placement up to 5,000 units of RS at a price of $1,000 per unit for total gross proceeds of up to $5 million (the "Offering"). Each unit of RS consists of a $1,000 principal amount of 15% secured redeemable convertible debenture (the "Debenture") and 4,000 common share purchase warrants, each whole warrant entitling the holder thereof to acquire one (1) common share of RS at a price of $0.18 per share for a period of five years from the closing date of the Offering. The proceeds of the Offering will be used as working capital and for general corporate purposes. It is anticipated that closing of the Offering will occur on or about December 5, 2008. Completion of the Offering is subject to certain conditions including the receipt of all necessary regulatory approvals, including listing on the Toronto Stock Exchange (the "TSX") of common shares which may be issued on exercise or conversion of securities subject to the Offering. The securities of RS issuable pursuant to the Offering will be subject to a hold period of four months and one day from the closing date. All of the eligible members of the Board of Directors of RS and officers of RS intend to subscribe for an aggregate of approximately $2.6 million of units pursuant to the Offering, including Wilmot Matthews, the Chairman of RS, and Paul Giannelia, the President and Chief Executive Officer of RS, who each intend to subscribe for $1.0 million of units.

The Debentures will be due five years from the closing date and bear interest at 15% per annum payable annually (each an "Interest Payment Date") commencing November 30, 2009. RS will have the option, subject to regulatory approval, to elect to satisfy its obligation to pay such interest by issuing and delivering that number of freely tradeable common shares obtained by dividing the amount of interest by 85% of the volume weighted average trading price of the common shares on the TSX for the five consecutive trading days ending five trading days immediately proceeding the Interest Payment Date.

The Debentures will rank senior to all existing indebtedness of RS and will be secured by a charge on all of the assets of RS, including all of RS's intellectual property.

The Debentures will be convertible into freely tradeable common shares of RS at the option of the holder, in whole or, from time to time, in part, at any time after two years from the date of closing and prior to the close of business on the earlier of maturity and the business day immediately preceding the date specified by RS for redemption of the Debentures. The principal amount of the Debentures and the accrued interest thereon will be convertible into that number of freely tradeable common shares obtained by dividing the principal amount of Debentures being converted by 115% of the volume weighted average trading price of the common shares on the TSX for the five consecutive trading days ending five trading days preceding the date that is two years from the date of closing.

The Debentures will be redeemable by RS, in whole or, from time to time, in part, on not more than 60 days and not less than 30 days prior notice, at a redemption price equal to their principal amount plus accrued and unpaid interest, if any.

On maturity or on redemption at any time after two years from the date of closing, RS may, at its option, on not more than 60 days and not less than 40 days prior notice and subject to regulatory approval, elect to satisfy its obligation to repay the principal amount of the Debentures and accrued interest thereon by issuing and delivering that number of freely tradeable common shares obtained by dividing the principal amount of the Debentures and the accrued interest thereon by 85% of the volume weighted average trading price of the common shares on the TSX for the five consecutive trading days ending five trading days preceding the date fixed for redemption or maturity, as the case may be.

A director of RS, free from any interest in the Offering and unrelated to the parties involved in the Offering, has recommended proceeding with the Offering. Based on the recommendation of this director, his belief that RS is in serious financial difficulty due to inadequate liquidity and belief that the Offering will considerably improve RS's financial situation, the Board believes that the Offering is reasonable in the circumstances.

As the number of common shares issuable pursuant to the exercise of the warrants and the conversion of the Debentures to be issued exceeds the number of securities issuable under the rules of the TSX without shareholder approval, the fact that the exercise of the warrants and the conversion of the Debentures may have a material effect on control and the fact that the issuance of units to insiders will involve a private placement of entitlements to common shares greater than 10% of the number of common shares of RS, RS is applying to the TSX for an exemption from the requirement to seek shareholder approval, as required pursuant to subsections 604(a) and 607(g) of the TSX Company Manual, in accordance with Section 604(e) of the TSX Company Manual on the basis of RS's  financial hardship. As a consequence of relying upon the financial hardship exemption, the TSX has informed RS that it will, in the ordinary course, commence a delisting review.  RS believes that, upon completion of the Offering, it will be in compliance with TSX listing requirements.

In addition, due to the participation of issuer insiders in the Offering, the Offering is a related party transaction for the purposes of Multilateral Instrument 61-101 and RS is relying on exemptions from the formal valuation and minority approval requirements of Multilateral Instrument 61-101, including based on a determination of financial hardship. A material change report will be filed less than 21 days before the closing date of the Offering. This shorter period is reasonable and necessary in the circumstances as RS wishes to complete the Offering in a timely manner.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

About RS

RS is a technology innovator that develops advanced composite material products for infrastructure markets. These advanced material products are not only structurally superior to products made with traditional building blocks of wood, steel or concrete, they are also lighter, more durable and longer-lasting. The Company has entered the global market with its award winning utility poles and conveyor roller tubes as its initial products, and continues to identify a growing list of additional innovative products.

"RStandard" is a registered trademark of RS.

For further information please contact:

Resin Systems Inc.

Laurien Abel, Investor and Public Relations

Tel: (403) 219-8000

Fax: (403) 219-8001

Email: info@grouprsi.com

Dimitrios (Jim) Leonidas, Chief Financial Officer

Tel: (403) 219-8000

Fax: (403) 219-8001

Email: info@grouprsi.com

Reader Advisory

All statements in this news release that do not directly and exclusively relate to historical facts constitute "forward-looking statements". These statements represent RS's intentions, plans, expectations and beliefs. In certain instances, these statements require RS to make assumptions and there is significant risk that these assumptions may not be correct. Furthermore, these statements are subject to risks, uncertainties and other factors, many of which are beyond RS's control. RS disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable legislation. Readers are cautioned not to place undue reliance on these forward-looking statements. More information about the risks that could cause RS's actual results to significantly differ from RS's current expectations can be found in RS's 2007 annual information form and other documents RS files with the Canadian Securities Authorities and the United States Securities and Exchange Commission.